

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

March 31, 2017

Trevor S. Lang
Executive Vice President and Chief Financial Officer
FDO Holdings, Inc.
2233 Lake Park Drive
Smyrna, Georgia 30080

>   **Re: FDO Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 20, 2017**
>   **File No. 333-216000**

Dear Mr. Lang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Financial and Other Data, page 13

1.   We note your response to comment 6 in our letter dated March 8, 2017. Your presentation on pages 15 through 17 and 57 through 61 do not comply with the presentation requirements in Article 11-02 of Regulation S-X. As previously noted, the pro forma financial information that you have provided goes beyond a simple paragraph discussion. As such, your pro forma financial information should include a columnar presentation along with footnotes that clearly explain and show how you arrive at each pro forma adjustment.

2.   We note your response to comment 8 in our letter dated March 8, 2017. Please provide us with a more comprehensive discussion about your consideration of the guidance in Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, given your statement in the Form S-1 that you intend to grow your store base by approximately 20% annually over the next several years and that you have incurred pre-

opening expenses in all fiscal years and all fiscal quarters presented in the Form S-1. To the extent that you believe Adjusted EBITDA is part of a material covenant to your credit facilities and you intend to present the covenant calculation, including Adjusted EBITDA, please limit the presentation to your discussion and analysis of your credit facilities and provide the disclosures required by Question 102.09 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Finally, we note your reference to pre-opening expenses as non-recurring. Please remove this characterization from any presentation in accordance with the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Results of Operations, page 67

3.   We note your response to comment 15 in our letter dated March 8, 2017. Please help us understand how you are able to state that the primary drivers for the change in comparable store sales for fiscal year 2016 is an increase in comparable customer transactions and a lesser extent comparable average ticket growth, if the data you have is not gathered on the same basis as you recognize revenue. Please note that if you remain unable to provide the number of comparable customer transactions and the comparable average ticket amount for each period presented, you are required to disclose the extent to which changes in net sales is attributed to volume changes and pricing changes in accordance with Item 303(a)(3)(iii) of Regulation S-K. Please also refer to Section 501.12.b. of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 79
Inventory Valuation and Shrinkage, page 84

4.   We note your response to comment 22 in our letter dated March 8, 2017. Please tell us the amount, if any, of the costs incurred related to lower of cost or market adjustments and/or obsolescence specifically for the Chinese-manufactured laminate flooring inventory matter for each period presented. To the extent that the costs were material, please disclose in your discussion and analysis of gross profit and gross profit margin in your results of operations section.

5.   We note your response to comment 23 in our letter dated March 8, 2017. Please tell us the amount the costs incurred for (a) inventory markdowns and obsolescence and (b) inventory shrinkage and damage for each period presented. To the extent that the costs are material, please disclose in your discussion and analysis of gross profit and gross profit margin in your results of operations section.

Index to Consolidated Financial Statements, page F-1

6. Commitments and Contingencies, page F-24
Litigation, page F-25

6.   We note the revised disclosures you provided in response to comment 33 in our letter dated March 8, 2017. Please expand the sentence regarding claims by the members excluded from the settlement class and personal injury claims to clarify that it is not reasonably possible to result in a material loss in excess of accrual in accordance with ASC 450-20-50-3 through 50-5.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction